FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 8, 2016, announcing that Intelsat General reports unprecedented performance in sending signals to and from a high-throughput Intelsat EpicNG satellite using a small, flat-panel antenna designed for aeronautical applications by Gilat Satellite Networks Ltd.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated: September 8, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Intelsat General Reports Unprecedented Performance Using Gilat’s
 Small Airborne Flat-Panel Antenna over Intelsat EpicNG Satellite

McLean, VA, September 8, 2016 -- Intelsat General, a wholly owned subsidiary of Intelsat S.A. (NYSE: “I”) announced today unprecedented performance in sending signals to and from a high-throughput Intelsat EpicNG satellite using a small, flat-panel antenna designed for aeronautical applications by Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT).

A series of tests were performed using Gilat’s BlackRay 71 airborne terminal, with its mechanically steered 6” by 6” flat panel array. Data was sent from the small antenna to the recently launched Intelsat 29e satellite at a rate of 3.9 Mbps with an efficiency of 0.26 bits/Hz. This compares to an uplink rate of about 1.8 Mbps and efficiency of 0.09 bits/Hz achieved with a conventional Ku widebeam satellite. This link was effectively two times the rate and almost three times more efficient than traditional widebeam satellites.

The Gilat terminal is designed for a new generation of small Class III Unmanned Aircraft Systems (UASs) that are coming into service for Intelligence, Surveillance and Reconnaissance (ISR) operations, and other non-military government and commercial applications.

“These tests show that the first Intelsat EpicNG satellite delivers superior performance using Gilat’s very small airborne antenna,” said Skot Butler, President of Intelsat General. “The satellite receivers are more sensitive and can pick up a smaller and weaker signal better than we thought possible when we did ground testing prior to launch.”

“The outstanding test results are testimony to our successful strategy to support the growing UAS/ISR airborne market.” said Moshe (Chico) Tamir, Corporate VP and President, Strategic Initiatives, at Gilat. "The transmission of full-motion HD video at a bit-rate of 3.9Mbps using only 15.2 MHz of bandwidth, while using such small terminals, is a breakthrough, with wide-ranging implications for both military and commercial markets."

The initial demonstration was conducted at the Federal Aviation Administration (FAA) UAS test site in Blackstone, VA and attended by representatives from the U.S. DoD. This facility was opened in 2013 to support the safe and efficient integration of UAS into the National Airspace System.  Additional, follow-up testing was conducted at Intelsat’s Mountainside Teleport near Hagerstown, MD.

About Intelsat General
Intelsat General (IGC) is a wholly owned subsidiary of Intelsat, operator of the world’s first Globalized Network.  IGC provides its government and commercial customers with high-quality, cost-effective, communications solutions via Intelsat’s leading satellite backbone and terrestrial infrastructure.  Our customers rely on IGC to provide secure and seamless broadband connectivity, video communications, and mobility services for mission-critical operations anywhere on the globe through our open, inter-operable architecture. www.intelsatgeneral.com

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.